                                                            1-11432 and 1-11436
                                                            ____________________
                                                                SEC FILE NUMBER


                                                        344126990 and 000344126
                                                        ________________________
                                                                   CUSIP NUMBER



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q [ ] Form N-SAR

         For Period Ended: September 30, 1998

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:    N/A

________________________________________________________________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                      N/A
________________________________________________________________________________

Part I-Registrant Information
________________________________________________________________________________

         Full Name of Registrant:
                      Foamex L.P. and Foamex Capital Corporation

         Former Name if Applicable:
                      N/A

         Address of Principal Executive Office (Street and Number):
                      1000 Columbia Avenue

                City, State and Zip Code
                      Linwood, PA 19061

________________________________________________________________________________

Part II-Rules 12b-25 (b) and (c)
________________________________________________________________________________


      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]   (b)  The subject annual report, semi-annual report, transition report on
           Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


________________________________________________________________________________

Part III-Narrative
________________________________________________________________________________

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

      On October 16, 1998, Trace International Holdings, Inc. ("Trace") offered to purchase all of the outstanding shares of common stock of Foamex International Inc. ("FII") not otherwise owned by Trace or its subsidiaries (the "Trace Offer"). In connection with the Trace Offer, Trace and FII signed an Agreement and Plan of Merger, dated as of November 5, 1998 (the "Merger Agreement"), and FII is currently preparing a Proxy Statement on Schedule 14A in connection with a shareholder meeting at which FII will seek the approval of its shareholders with respect to the Merger Agreement. The negotiation and drafting of the Merger Agreement, the preparation of various financing documents related to the financing of the merger and the transactions contemplated therein and the preparation of the Proxy Statement and other disclosure documents have required a substantial time commitment from the employees of FII and its subsidiaries. Due to the time spent by such employees working on these transactions, the registrants' Form 10-Q for the fiscal quarter ended September 30, 1998 could not be filed within the prescribed time period without unreasonable effort or expense.

________________________________________________________________________________

Part IV-Other Information
________________________________________________________________________________

      (1) Name and telephone number of person to contact in regard to this notification

R. Allen Baker                        610                        859-3129
______________________________   __________________      _______________________
(Name)                             (Area Code)             (Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [x] Yes  [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [ ] Yes  [x] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                   Foamex L.P.
                       ___________________________________
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  November 16, 1998                   By: /s/ R. Allen Baker
                                              _________________________________
                                              Name:  R. Allen Baker
                                              Title: Vice President and Chief
                                                     Accounting Officer of FMXI,
                                                     Inc., its General Partner

                           Foamex Capital Corporation
                       ___________________________________
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  November 16, 1998                   By: /s/ R. Allen Baker
                                              _________________________________
                                              Name:  R. Allen Baker
                                              Title: Vice President and Chief
                                                     Accounting Officer